

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via E-mail
Caroline Rechia, President
Northridge Ventures Inc.
Laughlin International
2533 Carson Street
Carson City, NV 89706

> **Re: Northridge Ventures Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 13, 2011**
> **File No. 333-172934**

Dear Ms. Rechia:

    We have reviewed your amended registration statement and response letter dated September 12, 2011 and have the following comments.

Prospectus Summary, page 3

1.   In regards to the proposed MI 51-105, you state that management is of the view that "it is in the best interest of the Company to produce a Technical Report on the Paradise River Property before contemplating any exploration activities." Clarify what you are referring to in "contemplating any exploration activities". Describe the steps you will and will not take before obtaining a Technical Report. We note that you do not expect to obtain a Technical Report until June 2012. As applicable, revise your disclosure elsewhere to ensure for consistency.

2.   It is unclear why you indicate that MI 51-105 prevents the Company from disclosing any scientific or technical information about the Paradise River Property without a Technical Report, given that MI 51-105 is not yet effective. Revise accordingly.

3.   Your statement beginning, "Our officers and director do not have any professional training …" suggests that you have more than one officer. Revise accordingly. Ensure that your disclosure is updated throughout, as we note similar references elsewhere, such in your risk factor section.

Risk Factors, page 6

4.   Include a risk factor at the beginning of the risk factor section, addressing your auditor's going concern opinion and the substantial doubt about your ability to continue as a going concern.

Liquidity and Capital Resources, page 23

5.   We refer you to prior comment no. 19. You disclose on page 4 that "We presently have sufficient working capital to maintain our present level of operations for the next 12 months." In contradiction to that disclosure, on page 23 you say "We do not presently have sufficient working capital and therefore will need to obtain financing to sustain our present level of operations for the next twelve months, or to acquire additional mineral properties or to commission preparation of a Technical Report on the Paradise River Property." Please reconcile and revise.

Plan of Distribution

Terms of Sale of the Shares, page 28

6.   You state that no subscriptions will be "accepted" until the minimum offering is subscribed.   It is unclear how you will establish that the minimum offering has been subscribed without accepting the subscriptions. Please revise to explain the process of accepting a subscription and explain more specifically how you will determine whether the minimum offering proceeds have been received within the 90-day subscription period. If portions of the subscriptions counted against the minimum have been received in the form of checks, those amounts may not be counted against the minimum until the checks have been collected as fully-paid funds by the bank. Please provide disclosure to that effect in the Plan of Distribution section.

7.   Revise your statement in the last paragraph of this section, which refers to a release funds from escrow, to remove the suggestion that an escrow arrangement will exist.

Report of Independent Registered Public Accounting Firm, page F-2

8.   Revise to include the other auditor report referenced and related consent. See Rule 2-05 of Regulation S-X. In addition, revise to indicate the city and state where the report was issued pursuant to Rule 2-02(a)(3)of Regulation S-X.

Signatures

9.   With respect to prior comment 35, please designate each of Ms. Rechia's roles in signing under the second signature block. That portion of the signature page currently is limited by identifying Caroline Rechia only as a director.

You may contact Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet at (202) 551-3545 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: <u>Via E-mail</u>
       Thomas Mills